U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


Table l.          Non-Derivative Securities Beneficially Owned:


                                Michael R. Bradle
                            Name of Reporting Person

                             3050 Post Oak Boulevard
                                   Suite 1080
                              Houston, Texas 77056
                           Address of Reporting Person

                                December 30, 1999
                        Date of Event Requiring Statement

                        Affiliated Resources Corporation
                       ARCX: OTC Electronic Bulletin Board
                         Issuer Name and Trading Symbol

                 President & Chief Operating Officer & Director
                   Relationship of Reporting Person to Issuer

                          Common Stock, $.003 par value
                                Title of Security

                                  64,800 shares
                     Amount of Securities Beneficially Owned

                                    InDirect
                                 Ownership Form

                        Eagle Ridge Energy Partners, L.P.
                     Nature of Indirect Beneficial Ownership

                          Common Stock, $.003 par value
                                Title of Security

                                 800,000 shares
                     Amount of Securities Beneficially Owned

                                    InDirect
                                 Ownership Form

                     Lone Star Investment Management, L.L.C.
                     Nature of Indirect Beneficial Ownership

Table II.  Derivative Securities Beneficially Owned:

                          Common Stock, $.003 par value
                                Title of Security

                                December 30, 1999
                                Date Exercisable

                                  May 13, 2003
                                Termination Date

                                  Stock Option
               Title of Securities Underlying Derivative Security

                                 800,000 Shares
               Amount of Securities Underlying Derivative Security

                                 $.10 per share
                      Exercise Price of Derivative Security

                                     Direct
                      Ownership Form of Derivative Security

                                  Stock Option
               Title of Securities Underlying Derivative Security

                                 425,000 Shares
               Amount of Securities Underlying Derivative Security

                                 $.10 per share
                      Exercise Price of Derivative Security

                                    InDirect
                      Ownership Form of Derivative Security

                     Lone Star Investment Management, L.L.C.
                     Nature of Indirect Beneficial Ownership




                                                            2/04/00
------------------------------------                        -------
     Michael R. Bradle                                        Date
     (Reporting Person)